EXHIBIT 4.5
EUGENIC CORP.

COMPENSATION COMMITTEE CHARTER

This Compensation Committee Charter (the “Charter”) has been adopted by the Board of Directors (the “Board”) of Eugenic Corp. (the “Company”).  The Compensation Committee of the Board (the “Committee”) shall review and reassess this charter annually and recommend any proposed changes to the Board for approval.

Composition

The Compensation Committee will be comprised of two independent directors in accordance with applicable regulatory authorities.

The Committee members will be elected annually at the first meeting of the Board of Directors following the annual general shareholders meeting.

One member of the Committee shall be appointed as chair.  The chair shall be responsible for leadership of the Committee, including scheduling and presiding over meetings.

Responsibilities

The Committee’s mandate and responsibility is to make recommendations to the Board on all matters relating to the compensation of directors, the members of the various committees of the Board and the senior officers of the Company.  For the purpose of its mandate, the Compensation Committee reviews all aspects of compensation paid to directors, committee members, management and employees to ensure the Company’s compensation programs are competitive, ensuring the Company can attract, motivate and retain high calibre individuals.  Such review will include but not be limited to the following matters:

(a)	Compensation arrangements, policies and guidelines for the Senior Executives, as well as supervisory and management personnel;
(b)	Corporate benefits (car allowance, medical and life insurance, retirement plan, expense accounts, etc.);
(c)	Incentive plans, along with global payment information as it applies to Senior Executives;
(d)	Evaluation of the performance and compensation of the Chief Executive Officer and other Senior Executives;
(e)	To compare, periodically, the total remuneration for the Senior Executives with the remuneration practices of similar companies in similar industries;
(f)	Policies regarding the Incentive Stock Option Plan of the Company and the granting of Stock Options to members of the Board of Directors, management and employees of the Company;
(g)
Compensation levels for members of the Board of Directors, as well as for Compensation Committee members, including the compensation of the Chairman of the Board of Directors and any chairman of Board Committees; and

(h)	Succession plan for the Chief Executive Officer and for key employees of the Company.

The Compensation Committee will provide an annual report on executive compensation to the shareholders of the Company in the Management’s Information Circular prepared for the annual meeting of the shareholders.

The Compensation Committee shall, to the full extent permitted by applicable law have the power to delegate its authority to subcommittees or individual members of the Compensation Committee as it deems appropriate. In addition, the Compensation Committee shall have the power to delegate its authority to other members of the Board of Directors and to members of management as it deems appropriate, to the full extent permitted by applicable law.

The foregoing list is not intended to be exhaustive, and the Compensation Committee shall, in addition, have such powers as may be necessary or appropriate in furtherance of the objectives set forth in this Charter or as may, from time to time, be delegated by the Board of Directors. The adoption of this Charter shall not be construed to reduce any power or authority previously delegated to the Compensation Committee by the Board of Directors.

Meetings

The Committee will meet regularly at times necessary to perform the duties described above in a timely manner, but not less than once a year. Meetings may be held at times deemed appropriate by the Committee.

These meetings may be with representatives or appropriate members of management, all either individually or collectively as may be required by the Chairman of the Committee.

The Chairman of the Committee will report periodically to the Board of Directors.

Authority to Retain Advisors

In the course of its duties, the Committee shall have the sole authority, at the Company’s expense, to retain and terminate compensation consultants, as the Committee deems advisable, including the sole authority to approve any such advisor’s fees and other retention terms.

Dated this 30th day of January 2009